Certificate

CERTIFICATE of QUALIFIED PERSON

(a) I, David B Gray, Principal Consultant of Snowden Mining Industry Consultants Inc., 87 Colin st., West Perth, Perth, WA, 6872; do hereby certify that:

(b) I am a co-author of the technical report titled Mineral Resource Estimate, Frischgewaagd 96JQ Portion 11 and dated 15 June 2007 (the ‘Technical Report’) relating to the Portion 11 property.

(c)  I graduated with an Honours Degree in Bachelor of Science in Geology from the University of Rhodes in 1988.  I registered as a member of the South African Council for Natural Scientific Professions.  I have worked as a geologist continuously for a total of 17 years since my graduation from university.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements of a ‘qualified person’ for the purposes of the Instrument.  I have been involved in mining and resource evaluation practices for more than 15 years, which included resource evaluation of precious metal mineral resources.

(d) I have visited the Portion 11 property and its surrounds on numerous occasions over the last 6 years.  The most recent visit was conducted in July 2006.

(e)  I am responsible for the preparation of certain sections of the Technical Report as referenced in Section 3 of the Technical Report.

(f)  I am independent of the issuer as defined in section 1.4 of the Instrument.

(g) I have not had prior involvement with the property that is the subject of the Technical Report.

(h)  I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

(i)  As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Perth, Australia this 15th Day of June, 2007.

David B. Gray, BSc Hons (Geol), Pr Sci Nat